December 23, 2009	Paul M. Kinsella 617-951-7000 617-951-7050 fax Paul.kinsella@ropesgray.com

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549-4720
Attention:    Mr. Jeffrey Riedler
Ms. Nandini Acharya

  Re:
  Ironwood Pharmaceuticals, Inc. Registration Statement on Form S-1
  (File No. 333-163275)

Dear Mr. Riedler and Ms. Acharya,

        On behalf of Ironwood Pharmaceuticals, Inc., a Delaware corporation (the "Company"), we are writing in response to the comment letter, dated December 17, 2009 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's Registration Statement on Form S-1, File No. 333-163275, filed on November 20, 2009 (the "Registration Statement"), and relating to the Company's registration of shares of its Series A Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company's "Class A common stock"). Concurrently herewith, the Company has filed Pre-Effective Amendment No. 1 to the Registration Statement ("Amendment No. 1") incorporating the revisions described in this letter. For your convenience, three copies of this letter and Amendment No. 1, which has been marked to show the changes from the Registration Statement as initially filed, are also being delivered to Ms. Acharya.

        For the convenience of the Staff's review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff's comments below refer to the Registration Statement, as initially filed; page numbers and other similar references used in the Company's responses refer to Amendment No. 1, unless otherwise noted.

General

1.     We note that you intend to submit a number of confidential treatment requests in relation to certain agreements you intend to file by amendment to the registration agreement. Please note that you will be receiving comments to the confidential treatment requests under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement. Please file these agreements, your confidential treatment requests and all other exhibits as soon as possible.

  Response: Concurrent with the submission of this letter and the filing of Amendment No. 1, the Company has submitted with the Office of the Secretary a request for confidential treatment pursuant to Rule 406 of the Securities Act of 1933 with respect to certain of the information contained in Exhibits 10.9, 10.10 and 10.11. For the convenience of the Staff, a copy of this request is also being delivered to Ms. Acharya. The Company does not expect to file any other confidential treatment requests in relation to its exhibits.

2.     Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  Response: The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment containing pricing-related information. The Company will file that amendment prior to circulating the preliminary prospectus.

3.     Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  Response: The Company acknowledges the Staff's comment, and when the Company files a pre-effective amendment that includes the price range, the price range will be bona fide.

4.     Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

  Response: The Company acknowledges the Staff's comment and has made appropriate changes in accordance with the Staff's comments to portions not cited as examples.

5.     Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

  Response: The Company currently does not intend to include any graphic, visual, or photographic information in the printed prospectus that is not already included in the Registration Statement. If the Company includes any such additional information, it will provide it to the Staff for comment prior to inclusion in any printed prospectus.

6.     Throughout the registration statement, you cite various estimates, statistics and other figures. For example:

    •
    Page 77: "We estimate that in 2007, approximately 40 million people in the U.S. suffered from GERD."

    •
    Page 78: the estimated number of people who suffered from IBC-S and CC in 2007, including the number of sufferers who sought medical care.

    •
    Page 78: "Due to patient's lack of satisfaction with existing treatment options, about 70% of patients stop prescription therapy within one month."

    •
    Page 79: "Patients with IBS-C and CC reportedly suffer from their symptoms on average 166 and 97 days per year, respectively, and over one-third have experienced their symptoms for more than ten years."

    •
    Page 80: "We believe that there are over 10 million IBS-C and CC patients in the U.S. who suffer from multiple symptoms, are actively seeking therapy and are dissatisfied with current treatment options."

  In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

  Response: In response to the Staff's comment, the Company has attributed the statements on pages 79, 80 and 81 to the third party sources from which it obtained the information. Each of the third party sources is publicly available and none of this support was prepared by a third party for inclusion in the prospectus. The reports by IMS Health cited in the prospectus were not funded by, and are not otherwise affiliated with, the Company. Each of the reports is publicly available for purchase from IMS Health. The Company has attributed the statements on pages 74, 79 and 81 to its own estimates, which were based on the Company's application of data from certain of the third party sources to U.S. census data from 2007.

Prospectus Summary, page 1

7.     Please revise your summary to present a balanced presentation by stating that you have a history of losses, quantifying your losses and stating that you expect to continue to incur losses for the foreseeable future.

  Response: In combination with its response to the Staff's comment #8, the Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 3.

8.     Please balance the discussion of your strategy with a discussion of risks and obstacles. Please note that the cross reference to a discussion of the risks is not sufficient to balance the discussion of your strategy.

  Response: In combination with its response to the Staff's comment #7, the Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 3.

The Offering, page 4

9.     Please clarify how many shares of class B shares will be issued to the holders of convertible preferred stock that was issued on November 13, 2009.

  Response: The Company respectfully submits that it disclosed that the 681,819 shares of convertible preferred stock issued on November 13, 2009 will convert into 681,819 shares of its Series B Common Stock, $0.001 par value per share ("Class B Common Stock") upon completion of this offering. Please see page 5.

Risk Factors, page 8

Risks Related to Our Business and Industry, page 8

"Linaclotide may cause undesirable side effects ..." page 9

10.   Please describe the undesirable side effects that participants in the clinical trials experienced.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see pages 9 and 10.

"We face potential product liability exposure ..." page 15

11.   Please disclose your level of product liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. The Company supplementally advises the Staff that the cost to the Company of its product liability insurance coverage is not material. Please see page 15.

"We may not be able to manage our business effectively if we lose any of our current management team or if we are unable to attract and motivate key personnel." page 18

12.   If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization.

  Response: To date, no member of the Company's key personnel has informed the Company that he intends to retire or resign in the near future. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 18.

13.   To the extent that you have experienced problems attracting and retaining key employees and management personnel in the recent past, please revise to describe these problems.

  Response: The Company supplementally advises the Staff that it has not experienced problems attracting and retaining key employees and management personnel in the recent past.

"We have not yet registered our trademarks in all of our potential markets ..." page 22

14.   To the extent that you have not obtained trademark protection in any jurisdictions you consider to be material, please identify these jurisdictions.

  Response: The Company has not obtained trademark protection for linaclotide in any jurisdiction. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 22.

Risks Related to Our Finances and Capital Requirements, page 22

"We have incurred significant operating losses since our inception and anticipate that we will incur losses for the foreseeable future," page 22

15.   Please quantify your losses in each of the last three years and quantify your accumulated deficit.

  Response: The Company has incurred net losses of approximately $37.2 million, $52.8 million and $53.9 million in the years ended December 31, 2006, 2007 and 2008, respectively, and approximately $47.3 million in the nine months ended September 30, 2009. As of September 30, 2009, the Company had an accumulated deficit of approximately $290.6 million. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 23.

Risks Relating to Securities Markets and Investment in Our Stock, page 22

"We have operated as a private company and have no experience attempting to comply ...," page 24

16.   To the extent that you have identified any material weaknesses in your internal controls, please describe them.

  Response: To date, the Company has not identified any material weaknesses in its internal controls. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 25.

"Our ability to use net operating loss and tax credit carryforwards and certain built-in losses ...," page 25

17.   Please quantify the net operating loss and tax credit carryforwards and built in losses that may be subject to limitation or loss.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 25.

"The concentration of our capital stock ownership with our founders, directors, executives...," page 25

18.   Please disclose the percentage of your outstanding shares that will be held by the Class A shareholders and the percentage of your shares that will be held by Class B shareholders immediately following the offering. Additionally, compare the total votes that the Class A shareholders will have to the number of votes the Class B shareholders will have when voting on the identified issues.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 26.

Use of Proceeds, page 31

19.   Please identify the other product candidates that you expect to advance using proceeds from this offering. Additionally, disclose the stage of development you expect to achieve for each of these product candidates.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 31. The Company supplementally advises the Staff that, with respect to IW-6118 and our other early-stage compounds in gastrointestinal pain, inflammation and cardiovascular indications, the Company will determine in the future whether to advance those product candidates through careful stage-gated plans, as discussed on pages 77, 100 and 101. Given the early stages of research and development for IW-6118 and our other compounds, we cannot accurately predict which stage of development we expect to achieve for each of these product candidates at this time, but will make such determinations through such stage-gated plans at the appropriate times.

Dilution, page 35

20.   Please revise your dilution presentation to start with historical net tangible book value. Separately show the effect of your identified pro forma adjustments to arrive at your pro forma net tangible book value before the impact of your offering.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 35.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 40

Financial Overview, page 41

Research and development expenses, page 41

21.   We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. While we recognize "linaclotide" is your lead product candidate, it appear to represent less than 50% of your total R&D costs for all periods presented. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

  http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

  Please expand your MD&A to disclose the following information for each of your major research and development projects.

  a.
  The costs incurred during each period presented and to date on each project;

  b.
  The nature, timing and estimated costs of the efforts necessary to complete each project

  c.
  The anticipated completion dates of each project;

  d.
  The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

  e.
  The period in which material net cash inflows from significant projects are expected to commence for each project.

  Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

  Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see pages 41, 42 and 68.

  The Company supplementally advises the Staff that the Company's disclosure of research and development expense by program is limited to costs incurred for linaclotide and IW-6118 as these two programs are the only current programs that have progressed through discovery research and preclinical work and are incurring significant and material external costs. External costs are primarily comprised of manufacturing, preclinical studies and clinical trials. Prior to a product candidate entering clinical trials, the majority of expenses incurred for research and development programs are internal costs including payroll related costs, facilities, depreciation, share-based compensation and research and development support services. These internal costs typically benefit all discovery stage programs and in most instances share resources or are attributable across all programs. Additionally, the total amount of the internal costs related to any one individual product candidate in the discovery stage is small when compared to the significantly higher external costs to be incurred if that product candidate advances to and through clinical trials. Moreover, the Company does not track in sufficient detail a majority of its internal costs by program and therefore limits its disclosure of program expense to those programs that have advanced to a stage where they are incurring significant external costs.

Critical Accounting Policies and Estimates, page 42

Stock-based Compensation Expense, page 45

22.   Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comment in this regard when the amendment containing that information is filed. In that amendment, please progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

  Response: The Company acknowledges that the Staff may have further comment on the Company's stock compensation when the Staff has the estimated offering price.

23.   Please expand your discussion of the method used to determine Volatility to disclose the factors considered in determining which public companies were the most similar. Tell us on a supplemental basis the names of the public companies used and why you consider them to be the most similar. Please provide us with the historical volatilities of these companies and their expected volatilities, if you know.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 46.

  The Company supplementally advises the Staff that it selected publicly-traded peer companies that are in the biopharmaceutical industry, have products or product candidates in similar therapeutic areas (gastrointestinal dysfunction and pain management) and stages of preclinical and clinical development as the Company, have sufficient trading history to derive a historic volatility rate and have similar vesting terms to the Company's granted options.

  The identification of identical peer companies that meet all of the criteria defined above is not always possible. The Company is currently in Phase 3 clincial trials for its lead product candidate, linaclotide, and has no products on the market. For example, public companies with a 6-7 year period of publicly-traded history often have a product on the market. In light of this, the Company has chosen a group of peer companies primarily based on those that have product candidates that treat gastrointestinal indications or pain management and those that are of similar size and financial wherewithal to the Company. These peer companies are assessed at each reporting date to determine whether they remain appropriate for use in developing the volatility assumption. The Company also assesses on an on-going basis whether there are other companies that meet the Company's criteria as a peer company. For example, the Company began using Salix Pharmaceuticals, Ltd. as a peer company in 2009 because they entered into Phase 3 clinical trials for the treatment of irritable bowel syndrome. The following publicly-traded peer companies meet the Company's criteria for use in estimating its expected volatility of options granted:

    •
    Adolor Corporation—a biopharmaceutical company focused on the discovery, development and commercialization of novel prescription pain management products. Adolor has one approved drug and a number of product candidates in various stages of clinical and preclinical development.

    •
    Progenics Pharmaceuticals, Inc.—a biopharmaceutical company focusing on the development and commercialization of therapeutic products to treat patients with debilitating conditions and life-threatening diseases including opioid-induced constipation, HIV infection and prostate cancer. Progenics has one approved drug and other product candidates in various stages of clinical and preclinical development.

    •
    Theravance, Inc.—a biopharmaceutical company focused on the discovery, development and commercialization of small molecule medicines across a number of therapeutic areas including respiratory disease, bacterial infections and gastrointestinal motility dysfunction. Theravance has one approved drug and other product candidates in various stages of clinical and preclinical development.

    •
    XenoPort, Inc.—a biopharmaceutical company focused on developing product candidates that utilize the body's natural nutrient transport mechanisms to improve the therapeutic benefits of existing drugs. XenoPort's development and commercialization efforts are currently focused on potential treatments of central nervous system disorders and gastrointestinal dysfunction including: restless legs syndrome, which is a neurological disorder characterized by a compelling urge to move the legs and by uncomfortable and unpleasant sensations in the legs; post-herpetic neuralgia, which is a chronic type of neuropathic pain that can follow the resolution of shingles; pain from migraine headaches and gastroesophageal reflux disease. XenoPort has filed an NDA for one product candidate and has other product candidates in various stages of clinical development.

    •
    Salix Pharmaceuticals, Ltd.—a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases. Salix has several approved drugs, has filed an NDA for one product candidate and has other product candidates in various stages of clinical development. Salix was added to the list of publicly-traded peer companies in 2009 as the Company identified numerous similarities between Salix and the Company, including Salix initiating patient enrollment in Phase 3 clinical trials for irritable bowel syndrome in June 2008.

  The historical volatilities of these publicly-traded peer companies which the Company used when developing its expected volatility assumption for use in the Black-Scholes option-pricing model are shown below:

	Years ended December 31,
				Nine Months Ended September 30, 2009
	2006	2007	2008
Adolor Corporation	61.9%	67.1%	66.2%	69.0%
Progenics Pharmaceuticals, Inc.	75.2%	54.4%	58.9%	58.6%
Theravance, Inc.*	63.2%	62.2%	57.1%	59.8%
XenoPort, Inc.*	75.0%	74.7%	72.0%	69.8%
Salix Pharmaceuticals, Ltd.	—	—	—	52.2%

Average historical volatility of publicly-traded peer companies	68.8%	64.6%	63.6%	61.8%
Company's weighted average expected volatility	69.0%	65.0%	64.0%	62.4%

*—
the volatilities shown for these publicly-traded peer companies are an average of their respective historic volatility and expected volatility as disclosed in their periodic filings with the Commission. Expected volatility was used for the period when historic volatility was not available.

        The expected volatilities disclosed by these publicly-traded peer companies are shown below:

	Years ended December 31,
				Nine Months Ended September 30, 2009
	2006	2007	2008
Adolor Corporation	67.5%	76.6%	81.2%	*%
Progenics Pharmaceuticals, Inc.	69.0%–94.0%	50.0%–89.0%	66.0%–91.0%	71.0%–91.0%
Theravance, Inc.	48.0%–51.0%	46.0%–49.0%	49.0%–57.0%	48.0%–57.0%
XenoPort, Inc.	70.0%	63.0%	61.0%	*%
Salix Pharmaceuticals, Ltd.	—	—	—	*%

Average expected volatility of publicly-traded peer companies#	67.1%	64.2%	68.4%	+

*—
expected volatility for this period was not available.

#—
the mid-point of the range was used for those companies who disclosed a range of expected volatilities.

+—
due to three companies not disclosing their expected volatility for the nine months ended September 30, 2009, the average could not be calculated.

Business, page 73

Our Company, page 73

24.   Please revise your disclosure regarding each of the agreements with Forest Laboratories, Inc., Almirall, S.A. and Astellas Pharma Inc. For each agreement, please disclose the term and termination provisions and the potential range of royalty payments (for example, "low-teens" or "high-teens"). Additionally, please revise the discussion quantifying the amounts received to date to disclose the amount of equity investments separately.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 75.

25.   Please identify your other candidates in clinical development, the indications that these products are intended to treat and the stage or development. Additionally, disclose how many products candidates are in preclinical development.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 76.

Long-Term Safety Studies, page 96

26.   Please specify the jurisdictions whose regulatory requirements you reference in this section.

  Response: The regulatory requirements referred to in the "Business—Long-Term Safety Studies" section of the prospectus are those of the U.S. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 98.

Executive Compensation, page 114

Compensation Discussion and Analysis, page 114

27.   We note that you indicate that this section discusses "the most important factors" relevant to any analysis of your compensation policies and decisions. Please confirm that you have described all material factors and revise your disclosure accordingly.

  Response: The Compensation Discussion and Analysis discusses what the Company believes to be all of the material factors relevant to an analysis of its compensation policies and decisions applicable to its named executive officers. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 116.

Basis for Historical and Future Compensation Policies and Decisions, page 115

28.   We note that Pearl Meyer compared your compensation data to "two confidential survey sources." Please note that to the extent you relied on comparable companies or surveys to determine compensation or to adjust compensation, the comparable companies and/or surveys should be identified. Please revise accordingly.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 117.

29.   We note your statement that Pearl Meyer conducted a competitive assessment. What were the results of the assessment?

  Response: Pearl Meyer's assessment of executive compensation showed generally that the Company's total cash compensation of its named executive officers was below the 25th percentile of the market data, but its long-term incentive equity participation was above the median of the market data. In order to make this clear in the prospectus, the Company has revised its disclosure in Amendment No. 1. Please see page 117.

Process for Determining Individual Compensation and Role of Executive Officers, page 118

30.   Please revise to discuss how the compensation committee uses the board's assessment of corporate performance to determine the appropriate size of pools for salary increases and stock options awards.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 120.

Compensation Actions in 2009, page 119

2009 Goals, page 119

31.   Please revise your description of the weighted performance objectives to describe each goal with more specificity. To the extent any goals were quantified, the description of the goals should also be quantified. Please also indicate the relative weighting of each separate performance objective. You indicate that the company met 80% of its corporate objectives in 2008. Please specify which objectives were met and how the achievement of 80% of the corporate objectives translated into the level of compensation paid to each named executive officer.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 122.

32.   Your discussion on page 118 indicates that your committee uses both corporate goals and individual goals. Please note your discussion should clarify which goals are corporate goals and which are individual goals. The discussion of the individual goals should indicate which officer(s) each goal applies to.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see pages 119 and 122.

33.   Please provide further analysis about how you determine the amount, and where applicable, the formula for each element of compensation you pay. See Item 402(b)(1)(v) of Regulation S-K.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see pages 118, 119, 120 and 122.

34.   Please identify the threshold in global pharmaceutical product sales that will result in vesting of 50% of the options issued to Dr. Currie. Similarly revise footnote 8 to the Outstanding Equity Awards at Fiscal Year—End (2009) table on pages 123 and 124.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see pages 123 and 127.

35.   Please explain the reason for setting a vesting schedule for some of your executive officers and using a milestone for Dr. Currie.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 123.

Underwriting, page 147

36.   Please disclose which underwriters and their affiliates have provided services to the company and its affiliates in the past.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page 154.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

37.   Please revise your presentation of net loss throughout your filing to ensure that it includes the net loss attributed to the noncontrolling interest as required by FASB ASC 810-10-65-1b2. In this regard, it appears that your line item captioned "Net loss prior to amounts attributable to noncontrolling interest" is your consolidated net loss, while your line item captioned "Net loss" is your consolidated net loss attributable to common stockholders of Ironwood Pharmaceuticals, Inc.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see pages 6, 38, 60, F-4, F-19 and F-20.

Notes to Consolidated Financial Statements, page F-8

4. Collaboration and License Agreements, page F-21

38.   Please provide us your authoritative support, citing specific GAAP guidance, for the accounting for the "contingent equity investment" and "forward purchase contract" recorded for Forest Laboratories and Almirall, S.A. Include guidance used in accounting for the initial valuation, remeasurement of fair value at each reporting period and Forest Lab's ultimate purchase of the convertible shares.

  Response: In concluding on the appropriate accounting treatment for the contingent equity investments in the form of forward purchase contracts, the Company considered whether the forward purchase contracts were freestanding financial instruments under EITF No. 00-19 or fell within the scope of SFAS No. 150. The Company's analysis follows:

  The Company reviewed EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF No. 00-19") (ASC Topic 815-40), and noted that contracts covered by EITF No. 00-19 "may be either freestanding or embedded in another financial instrument. A freestanding contract is entered into separate and apart from any of the company's other financial instruments or equity transactions, or it is entered into in conjunction with some other transaction and is legally detachable and separately exercisable." Based on this criteria, the Company determined that the contingent equity investments by Forest and Almirall qualify as freestanding financial instruments in the form of forward purchase contracts.

  The Company also noted that paragraphs 71 and 72 of EITF No. 00-19 address the impact of the issuance of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150") (ASC Topic 480-10), on financial instruments entered into or modified after May 31, 2003. Paragraph 72 states that financial instruments that are within the scope of SFAS No. 150 are no longer subject to any of the provisions of EITF No. 00-19. At this time, the Company needed to determine whether the forward purchase contracts were within the scope of SFAS No. 150. In order to do this, the Company evaluated the forward purchase contracts using the flowchart included in the AICPA technical practice aid Roadmap for Accounting for Freestanding Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("TPA"). In order to evaluate the forward purchase contracts using the flowchart in the TPA, a detailed understanding of the Company's obligations under the forward purchase contracts was necessary.

  The forward purchase contracts obligate the Company to sell, and Forest and Almirall to purchase, convertible preferred stock upon achieving the milestones included in the respective agreements. The convertible preferred stock to be sold has the same rights, preferences, privileges and restrictions as the other series of convertible preferred stock issued by the Company. These rights include the ability to vote together as a single class for effecting or validating certain actions including, among others, the following:

  •
  any increase or decrease of the authorized number of members of the Company's board of directors;

  •
  any voluntary liquidation or dissolution of the Company; and

  •
  any agreement by the Company or its stockholders regarding an Asset Transfer or Acquisition (each as defined below).

  The Company's certificate of incorporation defines a liquidation as the following:

  1.
  any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the resulting entity immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company (an "Acquisition"); or

  2.
  a sale, lease or other disposition of all or substantially all of the assets of the Company (an "Asset Transfer").

  The Company then proceeded to evaluate the forward purchase contracts under the flowchart in the TPA. The first step in the flowchart was to address whether or not at inception, did the forward purchase contracts (a) embody an obligation to repurchase the Company's equity shares, or is it based on variations in the fair value of such an obligation, and (b) did the forward purchase contracts require or may require the Company to settle the obligation by transferring assets. The Company reviewed the guidance in SFAS No. 150 as well as additional guidance in FSP 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP 150-5") (ASC Topic 480-10) and Discussion Topic D-98, Classification and Measurement of Redeemable Securities ("D-98") in order to reach a conclusion on this issue.

  SFAS No. 150 addresses three types of freestanding financial instruments that embody obligations of the issuer:

  •
  mandatorily redeemable financial instruments;

  •
  obligations to repurchase the issuer's equity shares by transferring assets; and

  •
  certain obligations to issue a variable number of shares.

  The forward purchase contracts are not mandatorily redeemable financial instruments, nor are the convertible preferred shares to be issued to Forest and Almirall. The forward purchase contracts do not create an obligation to issue a variable number of shares as the price per share is fixed and the number of shares is fixed.

  However, in looking through the forward purchase contracts to the underlying convertible preferred stock, the Company evaluated whether or not there is an obligation to repurchase the Company's equity shares (i.e., the convertible preferred stock) by transferring assets. The Company considered the fact that the preferred shareholders, voting as a single class, can authorize a voluntary liquidation of the Company, a liquidation through a change of control and a liquidation through a sale, lease or disposition of all of the Company's assets. The Company also took into consideration the fact that the preferred shareholders hold the majority of the seats on the board of directors and under the Delaware General Corporation Law, the Company's board of directors controls the Company and can take actions that may or may not benefit the common shareholders.

  The possibility of the preferred shareholders taking an action that may require the Company to transfer assets as payment of a liquidation preference is addressed in SFAS No. 150 and the other accounting literature. Paragraph 11 of SFAS No. 150 applies to a freestanding financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares and requires or may require the issuer to settle the obligation by transferring assets. In looking through the forward purchase contracts to the underlying preferred stock, it is clear that the possibility exists that the preferred shareholders, through a vote of their own or through their majority position on the board of directors, have the ability to force the Company to settle an obligation (i.e. change of control or liquidation and the related liquidation preferences) through a transfer of assets.

  Paragraphs 6 and 7 of FSP 150-5 provide additional guidance as to whether an event as unlikely as the voluntary liquidation of the Company by its preferred shareholders should be considered in this analysis. Paragraph 6 states "The phrase requires or may require in paragraph 11 encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets. If the obligation is conditional, the number of conditions leading up to the transfer of assets is irrelevant." Paragraph 7 continues on to state that "..... are liabilities even if the share repurchase feature is conditional on a defined contingency."

  Discussion topic D-98 presents the Staff's position on the financial statement classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. The Staff believes that all of the relevant facts and circumstances should be considered when evaluating the treatment of freestanding financial instruments such as the forward purchase contract. This implies that the rights, preferences, privileges and restrictions of the underlying preferred stock should be considered.

  Paragraph 4 of D-98 states "Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity." This implies that, similar to FSP 150-5, an event as unlikely as the voluntary liquidation of the Company by its preferred shareholders should be considered in this analysis.

  Paragraph 5 of D-98 states "[t]he SEC staff believes that ordinary liquidation events, which involve the redemption and liquidation of all of an entity's equity securities for cash or other assets of the entity, should not result in a security being classified outside of permanent equity." It continues to state "[o]ther transactions are considered deemed liquidation events. For example, the contractual provisions of an equity security may require its redemption by the issuer upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer's securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder's option) the redemption of only one or more particular class of equity security for cash or other assets cause those securities to be classified outside of permanent equity." The Company's preferred shareholders have the ability to approve a "deemed liquidation event" in which they will be paid their liquidation preferences and the common shareholders may receive nothing. In addition, the occurrence of such a deemed liquidation by the Company could occur without the liquidation or termination of the Company, a delisting of the Company's securities from an exchange, or the violation of a debt covenant. As a result, from the Staff's perspective the forward purchase contracts should be classified outside of permanent equity.

  In addition, paragraph 7 of D-98 gives an example that is analogous to the Company's situation. In the example a preferred security's redemption provision may be called upon an affirmative vote of the majority of the board of directors. The Staff believes that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board or through other rights, the preferred security is redeemable at the option of the holder and its classification outside of permanent equity is required. In the Company's situation, the preferred security holders control a majority of the votes of the board and can also vote as a single class to approve a liquidation, change of control or asset transfer. As a result, the preferred securities can be paid their liquidation preferences by a vote of the board or preferred shareholders, which will be outside of the control of the Company, and thus the forward purchase contracts should be classified outside of permanent equity.

  Paragraphs 22 through 26 of D-98 state that freestanding instruments within the scope of SFAS No. 150 should be classified and measured in accordance with SFAS No. 150 and that the interpretive guidance included in D-98 no longer apply for those instruments after the effective date of SFAS No. 150. However, whether the interpretive guidance directly applies or not, it clarifies what is meant by "requires or may require" in paragraph 11 of SFAS No. 150 when evaluating the forward purchase contracts under the TPA.

  Based on the review of the accounting literature discussed above, the Company concluded that at inception, the forward purchase contracts (a) embody an obligation to repurchase the issuer's equity shares, and (b) the forward purchase contracts may require the issuer to settle the obligation by transferring assets.

  The Company's conclusion is supported by the example included in the "Potential Scenarios for Alternative Conclusions" column in Illustrative Example 2-1—"Evaluation of a freestanding warrant" of the TPA. In the alternative conclusions column, the answer "If the shares issuable upon exercise of the option were redeemable (such as a warrant to purchase preferred stock that was redeemable by the investor upon the occurrence of a contingent event) the warrant would be classified as a liability in accordance with the provisions of FASB Staff Position FAS No. 150-5" leads to an answer of "yes" for the question as to whether, at inception, does the financial instrument (other than an outstanding share) (a) embody an obligation to repurchase the issuer's equity shares, or is it based on variations in the fair value of such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets. This answer is analogous to the Company's situation and as a result, reinforces the Company's conclusion.

  Based on the above analysis, the Company concluded that the forward purchase contracts should be classified as an asset or liability (rather than as temporary or permanent equity) within the scope of SFAS No. 150 and that the initial and subsequent measurement guidance in paragraphs 20 - 24 of SFAS No. 150 should be applied. Under the guidance included in SFAS No. 150, the forward purchase contracts are measured initially at fair value and are measured subsequently at each reporting date at fair value with changes in fair value recognized in earnings. The final measurement at fair value occurs at the time the milestone is achieved and the shares are issuable. The initial fair value of the forward purchase contracts represented the present value of the calculated premiums from the pre-determined prices paid by Forest and Almirall for their shares in excess of the estimated fair value of the Company's convertible preferred stock at the expected time of meeting the milestone and was recorded as deferred revenue. This deferred revenue is being amortized on a straight-line basis over the period of the Company's continuing involvement, which are the respective agreement's development periods. The change in fair value of the forward purchase contracts at the time of their respective final measurements was recorded to other income (expense) and at that time the Company reclassified the forward purchase contracts as reductions to convertible preferred stock.

20. Microbia, Inc.

Sale of Securities in Microbia, Inc., page F-46

39.   Please revise your disclosure to indicate the percentage ownership interest you retain in Microbia after your sale of common and preferred stock to T&L.

  Response: The Company has revised its disclosure in Amendment No. 1 in response to the Staff's comment. Please see page F-46.

40.   You disclose that T&L's investment in Microbia's convertible preferred stock is an investment in in-substance common stock. Please revise your disclosure to clarify the impact on your consolidation of Microbia. In this regard it would appear that you allocate the losses of Microbia to T&L, and yourself assuming the outstanding preferred stock is converted into common stock. If so, please separately reference for us the authoritative literature you relied upon to support your accounting. In your response, please specifically indicate whether the convertible preferred stock is legally obligated to participate in the losses of Microbia.

  Response: In concluding on the appropriate accounting treatment for the attribution of losses incurred by Microbia, Inc. ("Microbia"), the Company first considered the provisions of FIN 46R, Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 (revised) (ASC Topic 810-10) and determined that Microbia did not represent a variable interest entity and was therefore not subject to consolidation pursuant to FIN 46R. The Company then considered the accounting guidance included in Accounting Research Bulletin 51, Consolidated Financial Statements ("ARB 51") (ASC Topic 810-10), and SFAS No. 160 (as revised April 2009), Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 ("SFAS No. 160") (ASC Topic 810-10). The Company's analysis follows:

  Under the guidance included in ARB 51 and SFAS No. 160, in general, the earnings and other comprehensive income of a partially-owned subsidiary should be attributed between controlling and noncontrolling interests based on the terms of a profit-sharing agreement. However, if such an agreement does not exist, an acceptable alternative is to use the relative ownership interests in the subsidiary represented by common stock ownership to allocate earnings and other comprehensive income. In the case of the Company and Microbia, no profit-sharing agreement exists. As a result, the relative ownership interests approach is the relevant methodology. Because the minority investment of Tate & Lyle Investments, Ltd. ("T&L") in Microbia consists of both common stock and preferred stock, the Company evaluated whether or not using the minority interest of 15% is the appropriate allocation factor when allocating Microbia's earnings or losses to noncontrolling interests. In doing this, the Company evaluated whether the minority interest in the form of preferred stock is tantamount to common stock.

  The Company considered the following facts:

  1.
  The intent of the parties was for T&L to purchase preferred shares representing a 15% non-controlling interest in Microbia at the time of the sale of securities. The original agreed-upon investment of $7.0 million, comprised of 7,000,000 preferred shares, equaled only a 12.3%

    ownership position. In order to reach the agreed upon 15% non-controlling interest, 1,823,529 shares of common stock were sold at par to T&L.

  2.
  The Company's 85% majority interest is comprised entirely of preferred stock with the same preferences to that held by T&L.

  3.
  Microbia's preferred stock has the same voting rights as the common stock. The preferred stock is convertible on a 1:1 basis into common stock at any time at the option of the holder and automatically converts upon the closing of an initial public offering that raises at least $30.0 million. As a result, the Company retains voting control of Microbia, on an as-converted basis, even though T&L has shares of both common and preferred stock. In addition, the preferred stock has no redemption rights.

  4.
  The preferred stock has a liquidation preference equal to the original purchase price plus any accrued and unpaid dividends thereon or such amount per share as would have been payable had each share of preferred stock been converted into common stock immediately prior to such liquidation plus any dividends declared but unpaid on the common stock. Microbia's certificate of incorporation states that the Series A Original Issue Price is $1.00 for use in calculating the dividend. The common stock has no preferences in liquidation.

  The Company reviewed the guidance in paragraph 1 of ARB 51 and concluded that, because preferred stock normally does not represent a residual interest in the subsidiary, the earnings of the subsidiary are allocated to the noncontrolling interest based on the preferred stock's stated dividend and liquidation rights, and losses of the subsidiary normally are not allocated to preferred stock classified as noncontrolling interest. However, ARB 51 does not directly address the situation where the majority interest is also represented by preferred stock and therefore the Company referred to additional accounting literature to determine if its and T&L's preferred stock ownership interests are tantamount to common stock and it would be appropriate for a parent to charge losses against the preferred stock noncontrolling interest, as it would the common interest.

  To determine whether it is appropriate for the Company to charge losses against a preferred stock noncontrolling interest as if it was the same as the residual equity interest of common stock, the Company reviewed the guidance included in EITF No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (ASC Topic 323-10), which address when an investment in preferred stock is in-substance common stock. EITF No. 02-14 states that in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. Paragraphs 6 and 7 of EITF No. 02-14 contain the criteria the Company evaluated in determining whether the preferred stock of Microbia held by the Company and T&L was in-substance common stock. The Company has concluded that the liquidation preference of the preferred stock is not substantive as Microbia has little subordinated equity (common stock) from a fair value perspective as common stock represents approximately 3% of the total outstanding stock on an as-converted basis. As a result, in the event of liquidation, the preferred stock will participate in substantially all of Microbia's losses even though the preferred stock is not legally obligated to participate in Microbia's losses. The Company has also concluded that both its and T&L's preferred stock investment have the risks and rewards of ownership. The Company and T&L have the ability to convert the preferred stock into Microbia's common stock without any significant restrictions or contingencies that prohibit the Company and T&L from participating in the capital appreciation of Microbia in a manner that is substantially similar to Microbia's common stock. Therefore, this conversion feature is an indicator that the preferred stock is substantially similar to Microbia's common stock. Additionally, Microbia's preferred stock does not require Microbia to transfer substantive value to the Company or T&L in a manner in which the common stockholders do not participate similarly—for example, the preferred stock is not redeemable. Based on the

  Company's evaluation of these criteria, it has concluded that the preferred stock held by the Company and T&L is in-substance common stock.

  As a result of the Company's conclusion that the preferred stock is in-substance common stock, the fact that T&L's investment is comprised of both common and preferred stock and the Company's investment is comprised entirely of preferred stock is not relevant to the attribution of Microbia's losses. Based on the conclusion reached above that the preferred stock is in-substance common stock, the Company believes that using the relative ownership interests in Microbia is the appropriate methodology to use to attribute Microbia's losses.

  Furthermore, Microbia's net assets are currently not sufficient to satisfy the liquidation preference of its outstanding preferred stock. Therefore, T&L's preferred stock would participate equally with the Company's, further supporting the conclusion that both the Company's and T&L's preferred stock is in-substance common stock and share a residual equity interest in Microbia.

* * *

        Please be advised that, in connection with the Comment Letter and the Company's responses thereto, the Company hereby acknowledges the Staff's position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best regards,
/s/ PAUL M. KINSELLA Paul M. Kinsella
Cc:
Halley E. Gilbert (Ironwood Pharmaceuticals, Inc.)
Richard D. Truesdell, Jr. (Davis Polk & Wardwell LLP)